Exhibit 99.1

Sequans Expands Executive Team

4G Industry Executive Rudy Leser appointed VP of Business Development

PARIS, France, September 6, 2011 – 4G chipmaker Sequans Communications (NYSE: SQNS) has added Rudy Leser to its executive management team as vice president of business development. In this role, he is responsible for establishing and managing relationships with mobile operators and other key technology players and partners in the global wireless ecosystem. He will also contribute to Sequans’ strategic planning process and support the activities of Sequans’ worldwide sales organization. Leser joins Sequans after having worked with the Company the past eight months as a consultant.

“I’m very pleased to have Rudy join us and add his considerable experience and business development skill to our management team,” said Georges Karam, Sequans CEO. “His 20 years’ experience in managing business development for telecom and wireless companies will be invaluable to us in answering the increasing demands upon us as 4G operators accelerate the launch of 4G services worldwide.”

Leser joins Sequans after a ten-year career at Alvarion, where he was corporate vice president of strategy and marketing for the company, a global leader in 4G networking solutions and provider of WiMAX, TD-LTE, and Wi-Fi equipment to 4G operators worldwide. He was responsible for implementing key Alvarion strategies such as moving the company into the emerging 4G arena, and establishing collaboration with leading mobile operators and telecommunications equipment companies in Asia, Europe and North America. Prior to joining Alvarion, Leser was on the management team at Floware, where he worked on the merger of BreezeCom and Floware, which became Alvarion in 2001.

“It is very exciting to join Sequans who is truly enabling the deployment of 4G around the world,” said Leser. “Sequans has been on the leading edge of 4G chip development for several years, first with WiMAX and lately with LTE, and has demonstrated its ability to define and deliver 4G solutions to effectively meet market needs. I look forward to building relationships for Sequans and developing the increasing number of business opportunities now at Sequans doorstep.”

Link to management team page

About Sequans Communications

Sequans Communications S.A. (NYSE: SQNS) is a 4G chipmaker, supplying LTE and WiMAX chips to original equipment manufacturers and original design manufacturers worldwide. Founded in 2003 to address the WiMAX market, the company expanded in early 2009 to address the LTE market. Sequans’ chips are inside 4G networks and devices around the world. Sequans is based in Paris, France with additional offices in United States, United Kingdom, Israel, Hong Kong, Singapore, Taiwan, and China.

Media Relations: Kimberly Tassin, +1.425.736.0569, Kimberly@sequans.com

Investor Relations: Claudia Gatlin, +1 212.830.9080, Claudia@sequans.com